Exhibit 99.1

Claude Produces 15,722 Ounces of Gold in Q3 and Improves Full Year Guidance

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Highlights:

  Increased gold production guidance to 70,000 - 75,000 ounces;
  Record nine month gold production of 57,408 ounces, a 13% increase over YTD 2014;
  Increased cash and bullion (1) to $27.0 million, from the $20.9 million in Q2 2015; and
  New debt facility with Scotiabank lowered cost of capital to approximately 4.8% from 10%.

SASKATOON, Oct. 7, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") reported third quarter 2015 gold production and gold sales of 15,722 ounces and 16,528 ounces, respectively. Year to date, the Company achieved record gold production of 57,408 ounces, a 13% increase over the first nine months of 2014. The record breaking production performance year to date was largely attributed to the Santoy Gap ore body producing ahead of schedule and at higher grades. The improved performance has resulted in the Company increasing its 2015 gold production guidance to 70,000 - 75,000 ounces.

Brian Skanderbeg, President and CEO commented, "Notwithstanding the evacuation and loss of 10 days of underground mine production during the quarter, we were able to safely achieve strong production results. The solid operating performance resulted in a $6.1 million increase in cash and bullion since the second quarter of 2015. During the quarter, we were also able to decrease the cost of capital on our long-term debt from 10% to approximately 4.8%. This is a testament to the strength of our business plan going forward and a clear indication that our current production and cost performance is sustainable."

"Our outlook for 2015 has improved. The Santoy Gap deposit continues to exceed our expectations and we are increasing our 2015 gold production guidance to 70,000 - 75,000 ounces. Along with higher gold production volumes, we are confident that our costs will remain on budget and we will continue to generate strong free cash flow margins."

Production Highlights	Q3 2015	Q3 2014	Change	YTD 2015	YTD 2014	Change
Santoy Mine Complex
Tonnes milled	53,747	33,221	62%	134,361	88,005	53%
Head grade (grams per tonne)	6.92	6.75	3%	7.96	5.45	46%
Produced ounces	11,575	6,957	66%	33,160	14,758	125%
Seabee Gold Mine
Tonnes milled	15,641	41,709	-62%	77,057	131,041	-41%
Head grade (grams per tonne)	8.56	10.57	-19%	10.18	8.93	14%
Produced ounces	4,147	13,657	-70%	24,248	35,942	-33%
Total tonnes milled	69,388	74,930	-7%	211,418	219,046	-3%
Head grade (grams per tonne)	7.29	8.88	-18%	8.77	7.53	16%
Recovery (%)	96.7	96.4	-	96.3	95.6	1%
Total gold produced (ounces)	15,722	20,614	-24%	57,408	50,700	13%
Total gold sold (ounces)	16,528	17,578	-6%	54,388	46,133	18%

Operations Review
Third quarter gold production was solid, overcoming the 10 days of lost underground mine production due to local forest fires. The Santoy Gap deposit continued to ramp up ahead of schedule, achieving an average mill throughput of 584 tonnes per day or 77% of total mill throughput. Year to date, gold production from the Seabee Gold Operation increased 13% over the same period in 2014 to 57,408 ounces. The increase in production is primarily due to the Santoy Gap deposit being ahead of schedule, contributing higher tonnage with continued positive grade reconciliation.

During the third quarter, development of a drill chamber to test depth extensions of the Santoy Mine Complex was on-going and is expected to be completed in October. The program is designed to follow up on hole 13-692 which graded 30.08 grams per tonne over 7.9 metres (See news release May 22, 2013, "Claude Discovers Significant Extensions at the Santoy Gap and Santoy 8 Deposits").  Further details outlining the program are expected to be released in the coming weeks.

Outlook
Due to the strong operating performance year to date and better than budgeted performance from the Santoy Gap, the Company is increasing its annual gold production guidance to 70,000 - 75,000 ounces (previously 68,000 - 72,000 ounces) from the Seabee Gold Operation. With the increase in gold production, the Company forecasts a decrease in both unit cash costs per ounce of gold (2) (3) to $685 - $750 (U.S. $535 - $600) and all-in sustaining costs per ounce of gold (2) (3) to $1,065 - $1,175 (U.S. $830 - $920).

Release Date for Q3 Operating and Financial Results
Further information regarding Claude's third quarter operating and financial results will be released on November 5, 2015. The Company will also conduct a conference call and webcast following the news release. Specific details of the conference call and webcast will be announced shortly.

Footnotes

(1)	Cash and bullion relates to current cash on hand of $24.5 million and $2.5 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices).
(2)	Denotes a non-IFRS measure. For an explanation of this and other non-IFRS measures, refer to the "Non-IFRS Financial Measures and Reconciliations" in the Company's most recently filed MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.
(3)	Forecast uses a foreign exchange rate assumption of $1.28 CDN$/U.S.$.

Qualified Persons
Brian Skanderbeg, P.Geo. and M.Sc., President and Chief Executive Officer, is the Qualified Person who has reviewed and approved the contents of this news release.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Risk Factors" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505; or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 08:45e 07-OCT-15